EXHIBIT 99.1

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

AS OF SEPTEMBER 30, 2025, AND MARCH 31, 2025

AND

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

F-1

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2025 AND MARCH 31, 2025

(UNAUDITED)

(IN U.S. DOLLARS)

	As of September 30,	As of March 31,
	2025	2025
ASSETS
Current assets
Cash and cash equivalents	$412,047	$261,355
Accounts receivable, net	1,975,817	-
Short-term investments	4,798,371	4,758,797
Prepaid expenses and other current assets	1,697,481	1,512,208
Due form related parties	291,000	-
Inventories	593,907	653,342
Total current assets	9,768,623	7,185,702

Property, plant and equipment, net	19,019	24,856
Intangible assets, net	9,676,284	10,751,426
Goodwill	17,500,601	17,500,601
Operating lease assets	328,652	101,588
Total non-current assets	27,524,556	28,378,471

TOTAL ASSETS	$37,293,179	$35,564,173

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$2,655,478	$1,733,707
Other payables and accrued liabilities	3,120,459	2,621,563
Due to the related parties	2,584,039	1,946,627
Operating lease liabilities – current portion	141,725	101,588
Total current liabilities	8,501,701	6,403,485

Other non‑current liabilities	162,985	158,091
Operating lease liabilities-non-current portion	190,011	-
Total non-current liability	352,996	158,091

TOTAL LIABILITIES	8,854,697	6,561,576

COMMITMENTS AND CONTINGENCIES (NOTE 14)

SHAREHOLDERS’ EQUITY
Class A Ordinary shares, $0.01 par value, 350,000,000 shares authorized, 66,724,675 shares issued and outstanding; $0.01 par value, 350,000,000 shares authorized, 66,724,675 shares issued and outstanding	667,177	667,177
Class B Ordinary shares, $0.01 par value, 100,000,000 shares authorized, 612,255 shares issued and outstanding; $0.01 par value, 100,000,000 shares authorized, 612,255 shares issued and outstanding	6,123	6,123
Preferred shares, $0.01 par value,500,000 shares authorized, 0 shares issued and outstanding	-	-
Additional paid-in capital	91,339,559	91,318,726
Accumulated deficit	(70,943,400)	(70,262,448)
Accumulated other comprehensive income	2,525,618	2,527,322
Total Paranovus Entertainment Technology Ltd.’s shareholders’ equity	23,595,077	24,256,900
Non-controlling interests	4,843,405	4,745,697
Total shareholders’ equity	28,438,482	29,002,597
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$37,293,179	$35,564,173

F-2

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(UNAUDITED)

(IN U.S. DOLLARS)

	For the six months ended September 30,
	2025	2024
Revenues	$12,413,039	$68,454
Cost of revenues	(9,933,445)	(59,178)
Gross profit	2,479,594	9,276

Operating expenses:
Selling and marketing	(669,635)	(4,101)
General and administrative	(2,437,549)	(1,161,912)
Total operating expenses	(3,107,184)	(1,166,013)

Operating loss	(627,590)	(1,156,737)

Other income (expenses):
Interest expense, net	(182,366)	(113,032)
Other income (loss), net	226,712	(22,654)
Total other loss, net	44,346	(135,686)

Loss from continuing operations before income taxes	(583,244)	(1,292,423)

Income tax expenses	-	-
Net loss from continuing operations	$(583,244)	$(1,292,423)

Net loss from discontinued operations before tax	-	(937,477)
Gain on disposal of discontinued operations	-	51,853
Net income (loss) from discontinued operations	-	(885,624)

Net income (loss)	(583,244)	(2,178,047)
Less: Net income attributable to noncontrolling interest	97,708	412,181
Net income (loss) attributable to Paranovus Entertainment Technology Limited	(680,952)	(1,765,866)

Other comprehensive income (loss):
Foreign currency translation adjustments	(1,704)	(412,467)
Comprehensive income (loss)	$(584,948)	$(2,590,514)
Less: comprehensive loss attributable to non-controlling interests:	97,708	(412,181)
Comprehensive income (loss) attributable to the Company	(682,656)	(2,178,333)

Basic and diluted earnings (loss) per ordinary share
Continuing operations basic and diluted	$(0.01)	$(0.05)
Basic and diluted loss per ordinary share
Discontinued operations basic and diluted	$-	$(0.04)
Weighted average number of ordinary shares outstanding
Basic and diluted	84,512,945	25,125,382

F-3

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(UNAUDITED)

(IN U.S. DOLLARS)

	Class A Ordinary shares	Class A Ordinary shares amount	Class B Ordinary shares	Class B Ordinary shares amount	Additional paid-in capital	Retained Earnings (accumulated Deficit)	Accumulated other comprehensive Income(loss)	Total Paranovus Entertainment Technology Ltd. shareholders’ equity	Non-controlling interests	Total equity
Balance as of March 31, 2025	66,724,675	$667,177	612,255	$6,123	$91,317,726	$(70,262,448)	$2,527,322	$24,256,900	$4,745,697	$29,002,597
Share-based compensation	-	-	-	-	20,833	-	-	20,833	-	20,833
Net income	-	-	-	-	-	(680,952)	-	(680,952)	97,708	(583,244)
Foreign currency translation adjustments	-	-	-	-	-	-	(1,704)	(1,704)	-	(1,704)
Balance as of September 30, 2025	66,724,675	$667,177	612,255	$6,123	$91,339,559	$(70,943,400)	$(2,525,618)	$23,595,077	$4,843,405	$28,438,482

	Class A Ordinary shares	Class A Ordinary shares amount	Class B Ordinary shares	Class B Ordinary shares amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total Paranovus Entertainment Technology Ltd. shareholders’ equity	Non-controlling interests	Total equity
Balance as of March 31, 2024	6,724,675	$67,177	612,255	$6,123	$64,918,726	$(61,957,019)	$2,545,619	$5,580,626	$(412,181)	$5,168,445
Ordinary shares issue for cash	60,000,000	600,000	-	-	26,400,000	-	-	27,000,000	-	27,000,000
Net loss	-	-	-	-	-	(2,178,047)	-	(2,178,047)	-	(2,178,047)
Discontinued operations - disposal	-	-	-	-	-	-	-	-	412,181	412,181
Foreign currency translation adjustments	-	-	-	-	-	-	(412,467)	(412,467)	-	(412,467)
Balance as of September 30, 2024	66,724,675	$667,177	612,255	$6,123	$91,318,726	$(64,135,066)	$2,133,152	$29,990,112	$-	$29,990,112

F-4

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(UNAUDITED)

(IN U.S. DOLLARS)

	For the six months ended September 30,
	2025	2024
Cash Flows from Operating Activities:
Net income (loss)	$(583,244)	$(2,178,047)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Amortization of intangible assets	1,075,142	190,000
Depreciation of property, plant and equipment	5,837	-
Share-based compensation	20,833	-
Gain on disposal of discontinued operations	-	(51,853)
lease expenses of right-of-use assets	87,084	-
Changes in operating assets and liabilities:
Accounts receivable	(1,975,817)	-
Inventory	59,435	-
Prepayments and other current assets	(185,273)	-
Accounts payable	921,771	-
Other payables and accrued liabilities	498,896	8,616
Operating lease liability	(84,001)	-
Other non‑current liabilities	-	158,347

Net cash used in operating activities from continuing operations	(159,337)	(1,872,937)
Net cash provided by operating activities from discontinued operations	-	906,571
Net cash used in operating activities	(159,337)	(966,366)

Cash Flows from Investing Activities:
Short-term investment	-	(27,156,977)
Loan to a related party	(332,000)	-
Loan collection from a related party	41,000	-
Net cash used in investing activities from continuing operations	(291,000)	(27,156,977)
Net cash provided by investing activities from discontinued operations	-	-
Net cash (used in) provided by investing activities	(291,000)	(27,156,977)

Cash Flows from Financing Activities:
Ordinary shares issued for cash	-	27,000,000
Amount due to the related party	642,306	835,046
Net cash provided by financing activities from continuing operations	642,306	27,835,046
Net cash provided by financing activities from discontinued operations	-	-
Net cash provided by financing activities	642,306	27,835,046

Effect of exchange rate changes on cash and cash equivalents	(41,277)	51,567

Net increase in cash and cash equivalents	150,692	(236,730)
Cash and cash equivalents of continuing operations - beginning of year	261,355	341,779
Cash and cash equivalents of discontinued operations - beginning of year	-	602,463
Cash and cash equivalents - beginning of year	$261,355	$944,242
Cash and cash equivalents - end of year	412,047	105,049
Less cash and cash equivalents of discontinued operations - end of year	-	-
Cash and cash equivalents of continuing operations - end of year	412,047	105,049

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$-	$-
Cash paid for interest expense	$-	$-

F-5

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Paranovus Entertainment Technology Limited (“Paranovus Cayman”) is a holding company. It was incorporated on February 13, 2018 under the laws of the Cayman Islands and previously named Happiness Biotech Group Limited. On November 5, 2021, the Company changed its name to Happiness Development Group Limited under the special resolution dated October 21, 2021. On March 13, 2023 the Company changed its name to Paranovus Entertainment Technology Limited under the special resolution dated March 13, 2023. The Company has no substantive operations other than holding all of the outstanding share capital of Paranovus Entertainment (Hong Kong) Technology Ltd. (“Paranovus Hong Kong”) and Paranovus Entertainment (NewYork) Technology Limited (“Paranovus NewYork”). Paranovous Hong Kong is a holding company of all of the equity or ownership of Hainan Paranovous Technology Co., Ltd. (“Paranouvous Hainan”), which was established on May 6, 2024. Paranovus NewYork is a holding company of 100% equity or ownership of 2Lab3 LLC, which was established on December 8, 2022. BW is a holding company of 100% equity or ownership of Wookoo LLC and Bomie US LLC, which was acquired on March 25, 2025.

Reorganization

A Reorganization of the legal structure was completed in August 2018. The Reorganization involved the incorporation of Paranovus Entertainment Technology Limited, a Cayman Islands holding company; Happiness Biology Technology Group Limited, a holding company established in Hong Kong, PRC; Happiness (Fuzhou) E-commerce Co., Ltd, a holding company established in Fujian, PRC; and the transfer of 100% ownership of Fujian Happiness from the former shareholders to Happiness Fuzhou. Paranovus Cayman, Happiness Hong Kong and Happiness Fuzhou are all holding companies and had not commenced operation until August 21, 2018.

Prior to the reorganization, Mr. Wang Xuezhu, Chief Executive Officer owns 47.7% ownership of Fujian Happiness. On August 21, 2018, Mr. Wang Xuezhu and other shareholders of Fujian Happiness transferred their 100% ownership interests in Fujian Happiness to Happiness Fuzhou, which is 100% owned by Happiness Hong Kong. After the reorganization, Paranovus Cayman owns 100% equity interests of Fujian Happiness. Mr. Wang Xuezhu, who owns 52.37% ownership of Paranovus Cayman, became the ultimate controlling shareholder (“the Controlling Shareholder”) of the Company.

Since the Company is effectively controlled by the same Controlling Shareholder before and after the reorganization, it is considered under common control. Therefore, the above-mentioned transactions were accounted for as a recapitalization. The reorganization has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying financial statements of the Company.

On March 4, 2019, the Company subdivided its 50,000 ordinary shares into 90,000,000 Ordinary shares and 10,000,000 Preferred shares. The authorized ordinary shares became 100,000,000 shares and the par value was changed from $1 to $0.0005. On the same day, the Company cancelled 77,223,100 ordinary shares and sold additional 223,100 ordinary shares. As of March 31, 2019, the Company has 23,000,000 ordinary shares issued and outstanding. The Company has retrospectively reflected the stock subdivision and cancellation in all periods presented in these financial statements.

On October 7, 2022, the Company’s board of directors approved an amended and restated memorandum and articles of association to effectuate a one-for-twenty (1-for-20) reverse split for all classes and its ordinary shares (the “2022 Reverse Split”), and to increase the Company’s authorized shares, immediately following the 2022 Reverse Split. The market effective date of 2022 Reverse Split was October 11, 2022 As a result, the authorized share capital of the Company was changed to US$5,000,000.00 divided into 350,000,000 Class A Ordinary Shares with a par value of US$0.01 each, 100,000,000 Class B Ordinary Shares with a par value of US$0.01 each, and 50,000,000 Preferred Shares with par value of US$0.01 each.

F-6

During the reporting periods, the Company has several subsidiaries in PRC. Details of the Company and its operating subsidiaries are set out below:

Name of subsidiary	Place of incorporation	Date of incorporation	Date of Acquisition	% of Ownership	Principal activities
Paranovus Entertainment (NewYork) Technology Limited (“Paranovus New York”)	New York	December 8, 2022	N/a	100% by Paranovus Cayman	Investment
2lab3 LLC(“2Lab3”)	Delaware	August 12, 2022	March 28, 2023	100% by Paranovus New York	AI-powered applications
Paranovus Entertainment (Hong Kong) Technology Ltd. (“Paranovus Hong Kong”)	Hong Kong	May 6, 2024	N/a	100% by Paranovus Cayman	Investment
Hainan Paranovous Technology Co., Ltd. (“Paranouvous Hainan”)	PRC	June 17, 2024	N/a	100% by Paranovus Hong Kong	Investment
Bomie Wookoo Inc.(“BW”)	New York	September 6, 2022	March 25, 2025	51% by Paranovus Cayman	Investment
WooKoo LLC (“Wookoo”)	Texas	May 25, 2023	March 25, 2025	100% by BW	E-commerce sales
Bomie US LLC (“Bomie US”)	New Jersey	November 19, 2024	March 25, 2025	100% by BW	Trading and providing e-commerce solutions
Hainan Paranovous Technology Co., Ltd((“Paranovus Hainan”)	PRC	June 17, 2024	N/a	100% by Paranovous HK	Entertainment
Happiness (Shunchang) E-commerce Co., Ltd (“Happiness Shunchang”)*	PRC	July 11, 2023	N/a	100% by Happiness Hong Kong	Investment
Fuzhou Happiness Enterprise Management Consulting Co., Ltd*	PRC	December 15, 2020	N/a	100% by Happiness Shunchang	Management and consulting service
Taochejun (Fujian) automobiles Co., Ltd*	PRC	April 27, 2021	N/a	61% by Happiness Shunchang	Automobile sales

*	On July 5, 2024, the Company transferred the 100% of the equity interests of Happiness Hong Kong and its subsidiaries to a third party by the strategic decision.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a net loss of US$562,411 during the six-month period ended September 30, 2025 and recorded a cash outflow from operating activities of US$529,087 for the six-month period ended September 30, 2025. The Company’s accumulated deficit was amounted to US$70,922,567 as of September 30, 2025. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Notwithstanding the above, the Company continues to have a reasonable expectation that adequate resources to continue in operation through cost reduction actions and the newly acquired BW with positive cash contributions for at least the next 12 months and that the going concern basis of preparation for these finance statement remains appropriate based on the following factors:

To sustain its ability to support the Company's operating activities, the Company considered supplementing its sources of funding through the following:

•

On April 3, 2025 and May 30, 2025, respectively, the Company signed two promissory note purchase agreements with Mr. Guangrong Ao, who is a non-affiliated shareholder of the Company with less than 1% of the total voting power of the Company. Pursuant to the purchase agreement, the Company issued two 8% promissory notes with principal amount of $200,000 and $200,000 to Mr. Ao on April 3, 2025 and May 30, 2025, respectively.

•

On October 28, 2025, the Company entered into the Sale Agreement with A.G.P/Alliance Global Partners to issue and sell Company’s Class A Ordinary Shares, from time to time, through an ATM Offering under which the Sales Agent will act as sales agent and/or principal.

•

The controlling shareholder undertakes to provide continuing financial support to the Company to support its operations and pay its debts as and when they fall due, for a minimum period of twelve months from the date of this report.

•	Obtain external financing.

F-7

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied. The unaudited consolidated financial statements of the Company reflect the principal activities of the Company and its subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation. The consolidated financial information as of September 30, 2025 and March 31, 2025 and for the six months ended September 30, 2025 have been prepared, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

The results of subsidiaries acquired of disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power, or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Non-controlling interests

For the Company’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. Non-controlling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of operations and other comprehensive income (loss) to distinguish the interests from that of the Company. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the useful lives of intangible assets, allowance for credit losses, goodwill impairment, provisions necessary for contingent liabilities and purchase price allocation in connection with the business combination. The current economic environment has increased the degrees of uncertainty inherent in those estimates and assumptions, actual results could differ from those estimates.

Business combination

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. Acquisition-related expenses and restructuring costs are expensed as incurred.

Accounting Standards Codification (“ASC”) 805 establishes a measurement period to provide the Company with a reasonable amount of time to obtain the information necessary to identify and measure various items in a business combination and cannot extend beyond one year from the acquisition date.

F-8

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

As of September 30, 2025 and March 31, 2025, most of the Company’s cash were held in reputable financial institutions located in the United States of America and PRC.

Short-term investments

Short-term investments consist primarily of investments in fixed deposits with original maturities between three months and one year and certain investments in wealth management products and other investments that the Company has the intention to redeem within one year.

Accounts receivable, net

Accounts receivable, net are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories

The Company holds inventory that is sold through retail, including e-commerce channels. Substantially all of the Company's inventories are comprised of finished goods and are reported at the lower of cost or net realizable value. Cost elements of inventories comprise the purchase price of products, shipping charges to receive products from the suppliers when they are embedded in the purchase price. Cost is determined using the first-in first-out method. The Company establishes provisions for inventories deemed excessive, slow-moving, expired, obsolete, or carried at amounts exceeding their net realizable value. Certain factors could impact the realizable value of inventory, so the Company continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, inventory aging, expiration date, expected demand, anticipated sales price, product obsolescence and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact the Company’s gross margin and operating results. If actual market conditions are more favorable, the Company may have higher gross margin when products that have been previously reserved or written down are eventually sold. As of September 30, 2025 and March 31, 2025, management compared the cost of inventories with their net realizable value and determined no inventory write-down was necessary.

Prepaid expenses and other current assets

Prepaid expenses and other current assets mainly represent cash prepaid to the technical providers. Prepaid expenses and other current assets are classified as current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment.

F-9

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of March 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB ASC 350 guidance on “Testing of Goodwill for Impairment”, a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and the carrying amount will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

As of September 30, 2025, goodwill resulting from business acquisitions has two reporting units, including BW and 2Lab3. The Company evaluates whether there are indicators of goodwill impairment on a quarterly basis and performs the annual goodwill impairment assessment as of March 31. As of March 31, 2025, the Company qualitatively assessed relevant events and circumstances, including macroeconomics conditions, industry and market considerations, its overall financial performance, and concluded by weighing all these factors in their entirety that it was more likely than not the fair value of the Company’s reporting unit was lower than its respective carrying value.

Property, Plant and Equipment, net

Property, plant and equipment, net are stated at historical cost (including all expenditures necessary to bring the asset to its intended use) less accumulated depreciation and impairment if any. Depreciation is computed using the straight-line method over the following estimated useful lives.

Useful Lives
Furniture, fixture and electronic equipment	5 to 7 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income (loss). Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

F-10

Intangible Assets

Intangible assets with definite lives are initially recorded at cost. Amortization of definite-lived intangible assets is computed using the straight-line method over the estimated average useful lives. Intangible assets with indefinite lives should not be amortized but should be tested for impairment at least annually or when event occurs or circumstances that could indicate that the asset might be impaired.

The estimated useful lives of intangible assets are as follows:

Useful life
Proprietary technology	5 years
Customer relationships	5 years

Impairment of Long-lived Assets other than goodwill

The Company reviews long-lived assets, including definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. The Company recorded impairment of intangible asset amounted to $1,108,333 and 1,108,333 as of September 30, 2025 and March 31, 2025, respectively.

Right-of-use assets

The Company determines if an arrangement is a lease and determines the classification of the lease, as either operating or finance, at commencement. The Company has operating leases for office buildings and has no finance leases as of September 30, 2025 and 2024. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

As the Company’s leases do not provide an implicit rate, an incremental borrowing rate is used based on the information available at the commencement date, to determine the present value of lease payments. The incremental borrowing rate approximates the rate the Company would pay to borrow in the currency of the lease payments for the weighted-average life of the lease.

The operating lease ROU assets also include any lease payments made prior to lease commencement and exclude lease incentives and initial direct costs incurred if any. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Fair Value of Financial Instruments

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 820, Fair Value Measurement and Disclosures, requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets and liabilities.

●

Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of short-term investments, accounts receivable, other receivable, accounts payable, short-term borrowings, accrued liabilities and other payables and to approximate the fair value of the respective assets and liabilities as of September 30, 2025 and March 31, 2025. based upon the short-term nature of the assets and liabilities.

F-11

Discontinued operations

In accordance with ASC 205-20, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as a discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and non-current liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

Revenue Recognition

The Company generates its revenue mainly from sales of healthcare products, automobiles, online store sales and internet information and advertising services.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Company generates revenues from offline product sales, online store sales and TikTok-related e-commerce solution services. No practical expedients were used when adoption ASC 606. Revenue recognition policies for each type of revenue stream are as follows:

Offline product sales

The Company sells merchandise, such as clothes and shoes. For all sales, the Company requires a sales order, which specifies pricing, quantity and product specifications. The Company is a principal for the automobiles sales as i) the Company produce or obtain control of the specified goods before transferring to the customers; ii) the Company has the right to determine the sales price; iii) the Company bears the risk of inventories and collection of consideration. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties. The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to customers’ premises and evidenced by signed customer acknowledgment. The selling price, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the delivery of the products to customers.

Online store sales

The Company sells various goods through its online store business. For all sales, the Company requires a sales order generated by the online store platform, which specifies pricing, quantity and product specifications. The Company is a principal for the online store sales as i) the Company produce or obtain control of the specified goods before transferring to the customers; ii) the Company has the right to determine the sales price; iii) the Company bears the risk of inventories and collection of consideration. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to customers’ premises and evidenced by signed customer acknowledgment. The selling price, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the delivery of the products to customers and the signing of the customer acknowledgment unless the customers require sales return within 7 days after the acknowledgement. Customers are required to pay to the third-party platform before the goods were send out and the Company will receive the amount from the third-party platform after the customer sign off the acceptance form on the platform.

F-12

TikTok-related e-commerce solution service

The Company provides TikTok-related e-commerce solution service, consisting of training & consulting service, brand design service and advertising production service. Contracts are executed between the customers and the Company, wherein pricing, service scope, and payment terms are clearly stipulated in the contract

The Company is a principal for the services as i) the Company has the right to determine the sales price; ii) the Company bears the collection risks; iii) the Company is responsible to the service provided.

Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation. Training & consulting service, brand design service and advertising production service are considered to be three distinct performance obligations. For training & consulting service, revenue should be recognized over the time since the customer simultaneously receives and consumes the benefits as the entity performs. Revenue of rand design service and advertising production service are recognized at the point of time when the design and production is completed. There are no variable considerations in the contract.

Advertising Costs

Advertising costs expensed as economic benefits are consumed in accordance with ASC 720-35, “Other Expenses-Advertising Costs”.

Stock-Based Compensation

The Company accounts for stock-based compensation to employees in accordance with ASC 718, “Compensation-Stock Compensation”. ASC 718 requires companies to measure the cost of employee services received in exchange for an award of equity instruments, including the equity incentive plan, based on the grant date fair value of the award and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period. Stock option forfeitures are recognized at the date of employee termination. Effective April 1, 2019, the Company adopted ASU 2018-07 for the accounting of share-based payments granted to non-employees for goods and services and no material impacts to the Financial Statements.

Options

The fair value of options issued pursuant to the Company’s option plans at the grant date was estimated using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected term of the options, the estimated forfeiture rates and the expected stock price volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The Company uses projected volatility rates based upon the Company’s historical volatility rates. These assumptions are inherently uncertain. Different assumptions and judgments would affect the Company’s calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of option would also vary accordingly.

Income Taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Company accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of operations and comprehensive income (loss) as income tax benefit (expense).

F-13

Earnings/ Loss per Share

Basic earnings/loss per share is computed by dividing net profit/loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Using the two class method, net profit/loss is allocated between Class A ordinary shares, Class B ordinary shares and other participating securities (i.e. preferred shares) based on their participating rights.

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as Net profit divided by the weighted average common shares outstanding for the period. Diluted earnings/loss per share is calculated by dividing net profit/loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year/period. Dilutive equivalent shares are excluded from the computation of diluted earnings/loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Company’s convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the conversion of the stock options, using the treasury stock method. Except for voting rights, the Class A and Class B ordinary shares have all the same rights and therefore the earning/loss per share for both classes of shares are identical. The earning/loss per share amounts are the same for Class A and Class B ordinary shares because the holders of each class are entitled to equal per share dividends or distributions in liquidation.

Foreign Currency Translation

The Company and its subsidiaries’ principal country of operations is the PRC. The Company maintained its financial record using the United States dollar (“US dollar”) as the functional currency, while the subsidiaries of the Company in Hong Kong and mainland China maintained their financial records using RMB as the functional currencies. The consolidated statements of operations and other comprehensive income (loss) and cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average rate of exchange, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the consolidated statement of operations and comprehensive income (loss).

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2025	March 31, 2025	September 30, 2024
Period-end spot rate	US$1=RMB 7.1947	US$1=RMB 7.7182	US$1=RMB 7.0074
Average rate	US$1=RMB 7.1190	US$1=RMB 7.1349	US$1=RMB 7.0994

Comprehensive Income

Comprehensive income includes net income and foreign currency translation adjustments and is reported in the consolidated statements of operations and other comprehensive income (loss).

Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews combined results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that there is only one reportable operating segment.

F-14

Concentration of Risks

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US$ and the RMB.

Currency Convertibility Risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents and accounts receivable, the balances of which are stated on the consolidated balance sheets which represent the Company’s maximum exposure. The Company places its cash and cash equivalents in good credit quality financial institutions in China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. Bank interest bearing loans are charged at variable interest rates within the reporting period. The Company is subject to the risk of adverse changes in the interest rates charged by the banks when these loans are refinanced.

Related Parties

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

F-15

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (the “SEC”) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted. The Company does not plan to early adopt ASU 2023-09 and is evaluating the impact of adoption of ASU 2023-09 on the consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, “Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and similar Awards”. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15.2024, and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15,2025, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. If an entity adopts the amendments in an interim period, it should adopt them as of the beginning of the annual period that includes that interim period.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — Codification Amendments in Response to SEC’s Disclosure Update and Simplification Initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of the above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued. We do not expect the adoption of this accounting standard to have an impact on our consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

F-16

NOTE 3 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following as of September 30, 2025 and March 31, 2025:

	As of September 30,	As of March 31,
	2025	2025
Advance payment of intangible assets	$1,500,000	$1,500,000
Others	197,481	12,208
Total	$1,697,481	$1,512,208

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following as of September 30, 2025 and March 31, 2025:

	As of September 30,	As of March 31,
	2025	2025
Furniture, fixture and electronic equipment	$29,908	$24,856
Total property plant and equipment, at cost	29,908	24,856
Less: accumulated depreciation	(10,889)	-
Property, plant and equipment, net	$19,019	$24,856

As of September 30, 2025 and March 31, 2025, no property, plant and equipment has been pledged.

The depreciation expense was $10,889 and nil for the six months ended September 30, 2025 and 2024, respectively.

NOTE 5 – INTANGIBLE ASSETS, NET

	As of September 30,	As of March 31,
	2025	2025
Land use right, cost	$1,900,000	$1,900,000
Customer relationship	10,751,426	10,751,426
Total intangible assets, at cost	12,651,426	12,651,426
Less: accumulated amortization	(1,866,809)	(791,667)
Less: impairment	(1,108,333)	(1,108,333)
Intangible assets, net	$9,676,284	$10,751,426

As of September 30, 2025 and March 31, 2025, no intangible assets has been pledged.

As of September 30, 2025 and March 31, 2025, the company recognized impairment of intangible assets amounted to $1,108,333 and nil, respectively.

Amortization expense was $1,075,143 and $190,000 for the six months ended September 30, 2025 and 2024, respectively.

F-17

Estimated future amortization expense is as follows as of September 30, 2025:

Six months ending September 30,	Amortization expense
2026	$2,150,285
2027	2,150,285
2028	2,150,285
2029	2,150,285
2030	1,075,144
Total	$9,676,284

NOTE 6 – GOODWILL

Goodwill consisted of the following as of September 30, 2025 and March 31, 2025:

	As of September 30,	As of March 31,
	2025	2025
Goodwill, gross (Note 12)	$20,876,787	$20,876,787
Less: impairment	(3,376,186)	(3,376,186)
Goodwill, net	$17,500,601	$17,500,601

The goodwill generated from the expected synergies from the output capacity of the transaction and service scenario of E-commerce sales and developing AI-powered applications

The Company assessed qualitative factors and performed the quantitative impairment test. As of September 30, 2025 and March 31, 2025, the Company recognized impairment amounted to $3,376,186 and $3,376,186, respectively.

NOTE 7 – LEASES

The Company entered into operating lease agreements for office premises. None of the amounts disclosed below for these leases contains variable payments, residual value guarantees or options that were recognized as part of the right-of-use assets and lease liabilities. As the Company’s leases did not provide an implicit discount rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

As of September 30, 2025, the Company recognized operating lease liabilities, including current and noncurrent, in the amount of US$331,736, and the corresponding operating lease right-of-use assets of US$328,652.

Rent expense for the six months ended September 30, 2025 was US$ 75,530.

Operating lease commitments

The Company’s maturity analysis of operating lease liabilities as of September 30, 2025 is as follows:

Operating lease payment	As of September 30, 2025
Within one year	$168,002
One to three years	182,002
Total future minimum lease payments	350,004
Less: imputed interest	(18,268)
Present value of operating lease liabilities	331,736

(b)	The weighted average remaining lease terms and discount rates for the operating lease as of September 30, 2025 are as follows:

As of September 30,
2025
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.00
Weighted average discount rate	5.50%

F-18

NOTE 8 – RELATED PARTY TRANSACTIONS AND BALANCES

a.	Nature of relationships with related parties

Name of related parties	Relationship with the Company
Minzhu Xu	Chairperson of the Board
Shunqi Du	Legal representative of Paranovus Hainan
Shuang Wu	Former CEO of Bomie Wookoo Inc.
Jue Wang	Shareholder of Bomie Wookoo Inc.

b.	Dues to the related parties

	As of September 30,	As of March 31,
Due to the related parties	2025	2025
Minzhu Xu	2,402,678	1,777,512
Shunqi Du	82,892	70,646
Shuang Wu	98,469	98,469
Total	$2,584,039	$1,946,627

Balances due to Shunqi Du and Shuang Wu are the result of the normal business transactions stated above. The balances were all unsecured, non-interest bearing and payable on demand.

Balances due to Minzhu Xu are the result of promissory notes payable and related interest payable with an 8% annual interst rate. The proceeds from the Note Offering will be used to for the general working capital purposes of the Company.

c.	Dues from a related party

	As of September 30,	As of March 31,
Due from a related party	2025	2025
Jue Wang	291,000	-
Total	$291,000	$-

NOTE 9 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following as of September 30, 2025 and March 31, 2025:

	As of September 30,	As of March 31,
	2025	2025
Advances from customers	$-	$73,321
Loan payable to the third parties	2,748,225	2,250,000
Interest payables	322,234	218,630
Deposit	50,000	50,000
Others	-	29,612
Total	$3,120,459	$2,621,563

F-19

NOTE 10 – SHARE BASED COMPENSATION

2020 Equity incentive plan

In February 2022, the Company adopted the 2020 Equity incentive plan which allows the Company to offer incentive awards to employee, directors and consultants (collectively, “the Participants”). Under the 2020 Equity incentive plan, the Company may issue incentive awards to the Participants to purchase no more than 3,500,000 ordinary shares with no restrictive legend affixed.

Share-based compensation expense of $20,833 was immediately recognized in general and administrative expenses for the six months ended September 30, 2025 with no vesting conditions. No share-based compensation expense was recognized in general and administrative expenses for the six months ended September 30, 2024.

NOTE 11 – SHAREHOLDERS’ EQUITY

Ordinary shares

Paranovus Cayman was incorporated under the laws of the Cayman Islands on February 9, 2018. The Company issued 50,000 ordinary shares with par value of $1 to exchange for the ownership in Fujian Happiness from the former shareholders to Happiness Fuzhou.

A Reorganization of the legal structure was completed in August 2018. The Reorganization involved the incorporation of Paranovus Entertainment Technology Limited, a Cayman Islands holding company; Happiness Biology Technology Group Limited, a holding company established in Hong Kong, PRC; Happiness (Fuzhou) E-commerce Co., Ltd, a holding company established in Fujian, PRC; and the transfer of 100% ownership of Fujian Happiness from the former shareholders to Happiness Fuzhou.

In May 2018, the Company received $627,628 (RMB 4.0 million) from two investors into Fujian Happiness.

On March 4, 2019, the Company subdivided its 50,000 ordinary shares into 90,000,000 Ordinary shares and 10,000,000 Preferred shares. The authorized ordinary shares became 100,000,000 shares and the par value changed from $1 to $0.0005. On the same day, the Company cancelled 77,223,100 ordinary shares and sold additional 223,100 ordinary shares. The Company has retrospectively reflected the stock subdivision and cancellation in all periods presented in these financial statements.

On October 25, 2019, the Company announced the closing of its initial public offering of 2,000,000 ordinary shares, US$0.0005 par value per share (“Ordinary Shares”) at an offering price of $5.50 per share for a total of $11,000,000 in gross proceeds. The Company raised total net proceeds of $9,342,339 after deducting underwriting discounts and commissions and offering expenses.

The Company entered several Securities Purchase Agreement from September 2020 through March 2021. Pursuant to which, the Company issued 5,100,000 ordinary shares to the purchasers with a total consideration amounted $10,965,703. The Company collected total net proceeds of $10,725,700 after deducting commissions and offering expenses.

On March 15, 2021, the Company issued 381,580 ordinary shares to its management and employees for their service. The Company recorded compensation cost $778,423 according to the fair value of the shares issued.

On June 21, 2021, the Company issued an aggregate of 231,445 Class A ordinary shares of the Company to certain employees and a director for their services. The total compensation cost was $351,796.

On June 25, 2021, the Company entered several Securities Purchase Agreement with non-US investors. Pursuant to which, the Company issued 1,240,000 Class A ordinary shares to the purchasers with a total consideration amounted $2,157,600. The Company collected total net proceeds of $2,157,600 after deducting commissions and offering expenses.

On October 14, 2021, the Company issued an aggregate of 113,458 Class A ordinary shares of the Company to certain employees and a director for their services. The total compensation cost was $99,843.

On October 20, 2021, the Company entered into a certain equity agreement with Shennong for the purchase of 70% of the equity interest of Shennong at a consideration of RMB 103.0 million (approximately $16.1 million). The total consideration paid for the Equity Interests are RMB 48.0 million (approximately $7.5 million) in cash and 4,200,000 Class A ordinary shares of the Company. The Company issued an aggregate of 4,200,000 ordinary shares of the Company to certain transaction on November 12, 2021. The total compensation cost was $3,736,320.

F-20

On October 21, 2021, the Company held its annual meeting of shareholders for its fiscal year ending March 31, 2021. The Company approved as a special resolution an alteration to the share capital of the Company by: a: the conversion of each issued paid up Ordinary Share with a par value of $0.0005 each into stock (the “Stock”); b: the alteration of the authorized issued share capital of the Company from (i) US$50,000 divided into 90,000,000 Ordinary Shares with a par value of US$0.0005 each and 10,000,000 Preferred Shares with a par value of US$0.0005 each; to (ii) 70,000,000 Class A Ordinary Shares with a par value of $0.0005 each, 20,000,000 Class B Ordinary Shares with a par value of US$0.0005 each and 10,000,000 Preferred Shares with a par value of US$0.0005 each. Class A Ordinary Shares was entitled to one vote per share and to receive notice of, attend at and vote as a member at any general meeting of the Company; and be entitled to such dividends as the Board may from time to time declare; and generally be entitled to enjoy all of the rights attaching to shares. Class B Ordinary Shares was entitled to twenty (20) votes per share and to receive notice of, attend at and vote as a member at any general meeting of the Company; be entitled to such dividends as the Board may from time to time declare; and generally be entitled to enjoy all of the rights attaching to shares.

On January 12, 2022, the Company issued an aggregate of 1,133,200 Class A ordinary shares of the Company to certain employees for their services. The total compensation cost was $634,592.

On January 20, 2022, the Company entered several Securities Purchase Agreement with non-US persons. Pursuant to which, the Company issued 12,500,000 Class A ordinary shares to the purchasers with a total consideration amounted $10,000,000. The Company collected total net proceeds of $10,000,000 after deducting commissions and offering expenses.

On March 4, 2022, the Company entered into a certain equity transfer agreement with Hekangyuan for the purchase of 100% of the equity interest of Hekangyuan at a consideration of $12.0 million. The total consideration paid for the Equity Interests are $8.0 million in cash and 10,000,000 Class A ordinary shares of the Company. The Company issued an aggregate of 10,000,000 ordinary shares of the Company to certain transaction on March 7, 2022. The total compensation cost was $3,560,000.

On March 10, 2022, the Company entered several Securities Purchase Agreement with non-US investors. Pursuant to which, the Company issued 19,200,000 Class A ordinary shares to the purchasers with a total consideration amounted $6,720,000. The Company collected total net proceeds of $6,720,000 after deducting commissions and offering expenses.

On April 21, 2022, 150,000 Class A Ordinary Shares owned by Xuezhu Wang were reconverted into Class B Ordinary Shares.

On October 10, 2022, a Share Consolidation of the Company’s ordinary shares at a ratio of one-for-twenty (the “Share Consolidation”) was effected as determined by the Board of Directors. At the time the Share Consolidation is effective, our authorized ordinary shares will be consolidated at the same ratio. The authorized share capital of the Company shall be decreased from an authorized share capital of US$50,000 divided into 70,000,000 Class A ordinary shares, par value US$0.0005 each, 20,000,000 Class B ordinary shares, par value US$0.0005 each, and 10,000,000 preferred shares with a par value of US$0.0005 each to an authorized share capital of US$50,000 divided into 3,500,000 Class A ordinary shares, par value US$0.01 each, 1,000,000 Class B ordinary shares, par value US$0.01 each, and 500,000 preferred shares, par value US$0.01 each.

On December 27, 2022, the Company entered into certain securities purchase agreement (the “SPA”) with certain sophisticated purchasers (the “Purchasers”), pursuant to which the Company agreed to sell 3,000,000 Class A ordinary shares, (the “Shares”) par value $0.01 per share (the “Ordinary Shares”), at a per share purchase price of $2.00. The gross proceeds to the Company from this transaction were approximately $6.0 million.

On March 14, 2022, the Company entered into a certain equity transfer agreement with 2Lab3 LLC for the purchase of 100% of the equity interest of 2Lab3 LLC at a consideration of approximately $6 million. The total consideration paid for the Equity Interests is 1,375,000 Class A ordinary shares of the Company. The Company issued an aggregate of 1,375,000 Class A ordinary shares of the Company to certain transaction on March 28, 2023. The total compensation cost was $7,081,250.

F-21

On July 17, 2024, the Company entered into a certain securities purchase agreement (the “SPA”) with certain investors (the “Purchasers”), pursuant to which the Company agreed to sell up to 60,000,000 Class A ordinary shares, par value $0.01 each (the “Class A Ordinary Shares”), at a per share purchase price of $0.45 (the “Offering”). The gross proceeds to the Company from this Offering are approximately $27,000,000, before deducting any fees or expenses. The transaction was closed on August 1, 2024.

Non-controlling Interest

Non-controlling interests represent the interest of non-controlling shareholders in Paranovus Entertainment Technology Ltd. based on their proportionate interests in the equity of that company adjusted for their proportionate share, which is 49% of the particular subsidiaries, of income or losses from operations. See Note 1 for details of the Company and its operating subsidiaries ownership.

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory reserve and the discretionary reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors.

Warrants

In October 2019, the Company granted to the underwriters warrants to purchase up to a total of 184,000 ordinary shares (equal to 8% of the aggregate number of ordinary shares sold in the offering, if over-allotment shares are placed by the underwriters. Without over-allotment share issuance, a total of 160,000 warrants will be granted. The warrants will be exercisable at an exercise price equal to one hundred twenty percent (120%) of the offering price, in whole or in parts, at any time from issuance and expire five (5) years from the effective date of the offering.

The Company’s outstanding and exercisable warrants as of September 30, 2025 are presented below:

	Number Outstanding	Weighted Average Exercise Price	Contractual Life in Years	Intrinsic Value
Warrants Outstanding as of March 31, 2020	160,000	$6.60	4.6	$-
Warrants granted	-	$-	-	-
Warrants forfeited	-	-	-	-
Warrants exercised	-	$-	-	-
Warrants Outstanding as of March 31, 2021	160,000	$6.60	3.6	$-
Warrants Outstanding as of March 31, 2022	160,000	$6.60	2.6	$-
Warrants Outstanding as of March 31, 2023	8,000	132.00	1.6	-
Warrants Outstanding as of March 31, 2024	8,000	132.00	0.6	-
Warrants Outstanding as of March 31, 2025	-	-	-	-
Warrants Outstanding as of September 30, 2025	-	-	-	-

F-22

NOTE 12 – BUSINESS COMBINATION

Acquisition of 2Lab3

On March 28, 2023, the Company acquired 100% equity interest of 2Lab3 with 1,375,000 Class A Ordinary Shares of the Company for investing with non-cash transactions. The Class A Ordinary Shares were valued at $5.15 per share. 2Lab3 is a company incorporated in Delaware of United States. It used to consulting, marketing, design, and software development services to empower its clients to adapt and thrive in the Web 3.0 era, and now has transitioned to developing AI-powered applications. The results of 2Lab3 have been included in the consolidated financial statements of the Company since the acquisition date of March 28, 2023.

The Company engaged an independent valuation firm to assist management in valuing assets acquired, liabilities assumed, intangible assets identified and contingent consideration as of the acquisition day.

The identifiable intangible assets acquired upon acquisition were proprietary technology with definite useful life. All other current assets and current liabilities carrying value approximated fair value at the time of acquisition. The fair value of the consideration was based on the closing market price of the Company’s common share on the acquisition date.

According to the independent valuation report, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values was as follows:

Fair value of total consideration transferred:
Equity instrument (1.374 million Class A Ordinary Shares issued)	$7,081,250

Subtotal	$7,081,250

Recognized amounts of identifiable assets acquired and liability assumed:
Cash	$555
Intangible asset –proprietary technology	1,900,000
Current liabilities	(3,341)
Total identifiable net assets	$1,897,214
Fair value of non-controlling interests	-
Goodwill*	$5,184,036

*	The goodwill generated from the expected synergies from the output capacity of the transaction and service scenario of developing AI-powered applications.

Acquisition of BW

On March 25, 2025, the Company acquired 51% equity interest of BW and its subsidiaries with total cash consideration of $22.44 million. BW is a company incorporated in New York, the United States and has no substantive operations other than holding all of the equity interest of Wookoo and Bomie. Wookoo is focus on e-commerce sales and Bomie US is focus on trading and providing E-commerce solutions. The acquisition has further strengthened the E-commerce network of the Company. The results of BW and its subsidiaries have been included in the consolidated financial statements of the Company since the acquisition date of March 25, 2025.

The Company engaged an independent valuation firm to assist management in valuing assets acquired, liabilities assumed, intangible assets identified and contingent consideration as of the acquisition day.

The identifiable intangible assets acquired upon acquisition were customer relationships with definite useful life. All other current assets and current liabilities carrying value approximated fair value at the time of acquisition. The fair value of the consideration was based on closing market price of the Company’s common share on the acquisition date.

F-23

According to the independent valuation report, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values was as follows:

Fair value of total consideration transferred:
Cash consideration	$22,440,000

Subtotal	$22,440,000

Recognized amounts of identifiable assets acquired and liability assumed:
Cash	$152,456
Current assets other than cash	665,180
Property, plant and equipment, net	24,856
Intangible asset – customer relationships	10,751,426
Operating lease assets	101,588
Current liabilities	(2,010,410)
Total identifiable net assets	$9,685,096
Fair value of non-controlling interests	4,745,697
Goodwill*	$17,500,601

*

The goodwill generated from the expected synergies from the cooperation of providing TikTok-related e-commerce solutions for customers, leveraging its network in the e-commerce industry and utilizing influencer collaboration, live-streaming sales, advertising campaigns, and data-driven strategic consulting to increased visibility and engagement with BW.

The business combination accounting is provisionally complete for all assets and liabilities acquired on the acquisition date and the Company will continue to evaluate the asset values within the 1-year timeframe according to ASC 805.

NOTE 13– DISCONTINUED OPERATIONS

Disposition of the automobile segment

On July 5, 2024, the Company terminated the automobile business and transferred the 100% of the equity interests of Happiness Hong Kong and its subsidiaries together with the automobile-related business to a third party for HK$ 10,000 consideration by the strategic decision.

Disposition of the healthcare and E-commerce segment

On April 10, 2023, the Company entered into an agreement to transfer 100% of the equity interests in the Fujian Happiness Biotech Co., Limited (“Fujian Happiness”) and its subsidiaries to the third-party Fujian Hengda Beverage Co., Ltd (“Fujian Hengda”), a PRC company which is not affiliate of the Company or any of its directors or officers. Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Fujian Happiness in exchange for cash consideration of RMB 78 million (approximately $11.3 million, the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, Fujian Hengda will become the sole shareholder of Fujian Happiness and as a result, assume all assets and liabilities of Fujian Happiness and subsidiaries owned or controlled by Fujian Happiness. The closing was approved by a majority of the Company’s shareholders on July 31, 2023.

On August 28, 2023, the Company’s indirect wholly owned subsidiary (the “Seller”), Happy Buy (Fujian) Network Technology Co., Ltd. (“Happy Buy”) and Shunchang Jinyifu trading Co., Ltd ("Shunchang Jinyi”), a PRC company which is not affiliate of the Company or any of its directors or officers (the “Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Happy Buy in exchange for cash consideration of RMB 5 million (approximately $0.7 million, the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Buyer will become the sole shareholder of Happy Buy and as a result, assume all assets and liabilities of Happy Buy and subsidiaries owned or controlled by Happy Buy. The transaction was closed on September 1, 2023.

On July 31, 2023, the Company disposed all of healthcare business for approximately $11.3 million (RMB 78 million) consideration.

On September 30, 2023, the Company disposed all of E-commerce business for approximately $0.7 million (RMB 5 million) consideration.

The Company no longer retained any financial interest over automobiles sales, healthcare and E-commerce business from July 6, 2024, August 1, 2023 and October 1, 2023, respectively, and accordingly deconsolidated both businesses’ financial statements from the Company’s consolidated financial statements. The disposal of these businesses represented a strategic shift and has a major effect on the Company’s result of operations.

F-24

The Company calculated a loss resulting from the above-mentioned dispositions as follows:

For the year ended March 31, 2025
Consideration	$1,280

Cash and cash equivalents	86,954
Accounts receivable, net	11,297
Prepaid expenses and other current assets	830,120
Property, plant and equipment, net	11,974
Long-term investment	1,812,920
Other payables and accrued liabilities	(2,783,388)

Net assets of discontinued operations	(30,123)
Non-controlling interest of discontinued operations	$409,875
Foreign exchange gain or losses	(11,249)
Less: net assets of discontinued operations contributable to the Company	368,503
Loss on disposal of discontinued operations	$(367,223)

The assets and liabilities for discontinued operations comprised the following items as of March 31, 2024:

March 31, 2024
Current assets for discontinued operations
Cash and cash equivalents	$602,463
Accounts receivable, net	11,360
Prepaid expenses and other current assets	394,458
Total	$1,008,281

Non-current assets for discontinued operations
Property, plant and equipment, net	$12,596
Total	$12,596

Total assets	$1,020,877

Current liabilities for discontinued operations
Other payables and accrued liabilities	$114,306
Total	$114,306

Total liabilities	$114,306

F-25

The operating results from discontinued operations included in the Company’s consolidated statements of operations and other comprehensive income (loss) were as follows for the years ended March 31, 2025, 2024 and 2023:

	For the years ended March 31,
	2025	2024	2023
Major classes of line items constituting net loss of discontinued operations
Revenues	$-	$26,408,122	$98,152,825
Cost of revenues	(15)	(25,148,902)	(93,098,463)
Selling and marketing	(905,694)	(12,258,710)	(53,790,207)
General and administrative	(29,774)	(1,900,701)	(6,386,621)
Research and development	-	(190,575)	(1,397,118)
Goodwill impairment	-	-	(7,872,696)
Other expense that are not major	(76)	(190,421)	(57,880)
Loss from discontinued operations, before income tax	(935,559)	(13,281,187)	(64,450,160)
Income tax benefit (expense)	-	95,630	(3,457,080)
Loss from discontinued operations, net of income tax	(935,559)	(13,185,557)	(67,907,240)
(Loss) gain on disposal of discontinued operations	(367,223)	7,547,428	-
Net loss from discontinued operations, net of income tax	$(1,302,782)	$(5,638,129)	$(67,907,240)

NOTE 14– COMMITMENTS AND CONTINGENCIES

As of September 30, 2025 and March 31, 2025 Company has no significant leases or unused letters of credit.

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of September 30, 2025 and March 31, 2025, Company has no pending legal proceedings.

F-26